UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020.

Commission File Number: 001-38252

Spark Networks SE
(Translation of registrant's name into English)

Kohlfurter Straße 41/43
Berlin 10999
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Annual General Meeting of Shareholders
Attached hereto as Exhibit 99.1 is the invitation to the Annual General Meeting of Spark Networks SE (the “Company”) to be held on July 29, 2020, at 10.00 a.m. (CEST) at the offices of Morrison & Foerster LLP, Potsdamer Platz 1, 10785 Berlin, which invitation was mailed to shareholders of the Company.

Exhibit Index

Exhibit No.	Description
99.1	Invitation to the Annual General Meeting of Spark Networks SE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: July 2, 2020	By:	/s/ Bert Althaus
Name: Bert Althaus
Title: Chief Financial Officer